UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.	14	)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760103
(CUSIP Number)

Evan Breibart 11 Poseidonos Avenue Athens 167 77 Greece +30 210 8910 170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D		Page 2of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
United Capital Investments Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Liberia

	7.	Sole Voting Power	10,970,531
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	1,460,2501

	9.	Sole Dispositive Power	10,970,531

	10.	Shared Dispositive Power	1,460,2501

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		12,430,7811

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		19.7%2

14.	Type of Reporting Person (See Instructions)

CO

1   For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.

2  Calculated based upon the 60,200,170 shares of Common Stock of the Issuer reported outstanding as of May 10, 2010, as adjusted for shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.

Schedule 13D		Page 3 of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Atrion Shipholding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	9,637,3063
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	9,637,3063

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		9,637,3063

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		15.5%2

14.	Type of Reporting Person (See Instructions)

CO

3For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 4 of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Plaza Shipholding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	9,700,9014
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	70,000

	9.	Sole Dispositive Power	9,700,9014

	10.	Shared Dispositive Power	70,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		9,770,9014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		15.7%2

14.	Type of Reporting Person (See Instructions)

CO

4For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,084 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 5 of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	9,637,5975
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	9,637,5975

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		9,637,5975

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		15.5%2

14.	Type of Reporting Person (See Instructions)

CO

5 For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock upon exercise of warrants.  Excludes 79,050 shares of Common Stock issuable upon exercise of warrants owned by an affiliate of the Reporting Person.

Schedule 13D		Page 6 of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Benbay Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Republic of Cyprus

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	390,250

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	390,250

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		390,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		0.6%6

14.	Type of Reporting Person (See Instructions)

CO

6 Calculated based upon the 60,200,170 shares of Common Stock of the Issuer reported outstanding as of May 10, 2010.

Schedule 13D		Page 7 of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
United Capital Trust, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Liberia

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	1,000,000

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	1,000,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		1.7%6

14.	Type of Reporting Person (See Instructions)

CO

Schedule 13D		Page 8 of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Georgios Koutsolioutsos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Greece

	7.	Sole Voting Power	9,568,3807
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	9,568,3807

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		9,568,3807

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		14.3%2

14.	Type of Reporting Person (See Instructions)

IN

7  For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 6,727,000 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 9 of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Alexios Komninos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Greece

	7.	Sole Voting Power	1,183,4178
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,183,4178

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		1,183,4178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		1.9%2

14.	Type of Reporting Person (See Instructions)

IN

8  For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 880,917 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 10 of 14
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Ioannis Tsigkounakis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Greece

	7.	Sole Voting Power	560,8169
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	560,8169

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		560,8169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		0.9%2

14.	Type of Reporting Person (See Instructions)

IN

9  For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 400,416 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 11 of 14
CUSIP No.	Y 73760103

ITEM 1.                      Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”) issued by Seanergy Maritime Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.

ITEM 2.                      Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Occupation
United Capital Investments Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Liberia	Investments
Atrion Shipholding S.A.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	Investments
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	Investments
Plaza Shipholding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	Investments
Benbay Limited	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Republic of Cyprus	Investments
United Capital Trust, Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Liberia	Investments
Bella Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Claudia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Katia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Victor Restis (1)(2)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Georgios Koutsolioutsos	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Vice President, Folli Follie, S.A. and Chairman of the Board of Issuer
Alexios Komninos	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Chief Operating Officer, N. Komninos Securities, S.A.

Schedule 13D		Page 12 of 14
CUSIP No.	Y 73760103

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Occupation
Ioannis Tsigkounakis	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Attorney with Vgenopoulos and Partners Law Firm
_________
(1) The listed person is a shareholder of each of the corporate Reporting Persons.
(2) The listed person is the sole shareholder of Benbay Limited, and Philippas Philippou is the sole director of Benbay Limited.

(d) – (e)  None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

United Capital Investments Corp is reporting the beneficial ownership of an additional 895,723 shares of Common Stock.  No borrowed funds were used to purchase the 895,723 shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.                      Purpose of Transaction.

The purpose of the transactions reported in this Amendment No. 14 is to purchase shares for investment purposes.

Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008 and as set forth below, no Reporting Plan has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.                      Interest in Securities of the Issuer.

(a) - (b)  As of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

		Voting		Dispositive
Name	Percentage of Shares Beneficially Owned	Sole	Shared	Sole	Shared
United Capital Investments Corp.	19.7%	10,970,531	1,460,250	10,970,531	1,460,250
Atrion Shipholding S.A.	15.5%	9,637,306	0	9,637,306	0
Plaza Shipholding Corp.	15.7%	9,700,901	70,000	9,700,901	70,000
Comet Shipholding Inc.	15.5%	9,637,597	0	9,637,597	0
Benbay Limited	0.6%	0	390,250	0	390,250
United Capital Trust, Inc.	1.7%	0	1,000,000	0	1,000,000
Georgios Koutsolioutsos	14.3%	9,568,380	0	9,568,380	0
Alexios Komninos	1.9%	1,183,417	0	1,183,417	0
Ioannis Tsigkounakis	0.9%	560,816	0	560,816	0

(c) On March 18, 2010, United Capital Investments Corp. purchased 895,723 shares of Common Stock on the open market for a purchase price of $1.22.

(d) N/A

Schedule 13D		Page 13 of 14
CUSIP No.	Y 73760103

(e) Upon the expiration of the Voting Agreement on May 20, 2010 (as described in Item 6 below), each of Benbay Limited, United Capital Trust, Inc, Alexios Komninos and Ioannis Tsigkounakis ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.  Therefore, this is the final amendment to this Schedule 13D being filed by Benbay Limited, United Capital Trust, Inc, Alexios Komninos and Ioannis Tsigkounakis.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 20, 2010, the Voting Agreement entered into on May 20, 2008 by and among Panagiotis Zafet, Simon Zafet, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., Comet Shipholding, Inc., Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis expired.

ITEM 7.                      Materials to be Filed as Exhibits.

1.           Stock Purchase Agreement dated May 20, 2008 (1)
2.
Joint Filing Agreement dated November 18, 2008 among United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., Comet Shipholding Inc., United Capital Trust, Inc., Benbay Limited, George Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis (2)

(1) Previously filed as an Exhibit to the Schedule 13D filed on May 30, 2008.
(2) Previously filed as an Exhibit to Amendment No. 9 to Schedule 13D filed on November 18, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2010

UNITED CAPITAL INVESTMENTS CORP.			BENBAY LIMITED

By:	/s/ Evan Breibart		By:	/s/ Stelios Katevatis
	Name:	Evan Breibart		Name:	Stelios Katevatis
	Title:	Authorized Representative		Title:	Authorized Representative

ATRION SHIPHOLDING S.A.			UNITED CAPITAL TRUST, INC.

By:	/s/ Evan Breibart		By:	/s/ Konstantinos Koutsoubelis
	Name:	Evan Breibart		Name:	Konstantinos Koutsoubelis
	Title:	Authorized Representative		Title:	Authorized Representative

PLAZA SHIPHOLDING CORP.

By:	/s/ Evan Breibart		/s/ George Koutsolioutsos
	Name:	Evan Breibart	George Koutsolioutsos
	Title:	Authorized Representative

/s/ Alexios Komninos
Alexios Komninos

COMET SHIPHOLDING INC.
/s/ Ioannis Tsigkounakis
By:	/s/ Evan Breibart		Ioannis Tsigkounakis
	Name:	Evan Breibart
	Title:	Authorized Representative

SK 26979 0001 1098756